EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income (Loss) to Fixed Charges

For the Years Ended December 31, 2004, 2003, 2002, 2001, and 2000

	2004	2003	2002	2001	2000
Net income (loss)	$1,582,063	$2,649,822	$(4,516,685)	$(11,880,733)	$-
Add: Fixed charges	716,221	617,143	968,217	2,182,800	3,584,361

Income (loss) available for fixed
charges	$2,298,284	$3,266,965	$(3,548,468)	$(9,697,933)	$3,584,361

Fixed charges:
Interest on all debt	$716,221	$617,143	$968,217	$2,182,800	$3,584,361

Total fixed charges	$716,221	$617,143	$968,217	$2,182,800	$3,584,361

Ratio of income (loss) to fixed
charges	3.21	5.29	*	*	1.00

Deficiency	$0.00	$0.00	$4,516,685	$11,880,733	$0.00

*Earnings inadequate to cover fixed charges.